SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3) *

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
             -----------------------------------------------------
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                          LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                 DAVID FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                             DON S. HERSHMAN, ESQ.
            MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                             191 NORTH WACKER DRIVE
                                  SUITE 1800
                            CHICAGO, ILLINOIS 60606
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                          CALCULATION OF FILING FEE
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Transaction Valuation*  $1,020,000               Amount of Filing Fee  $204.00
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     *  For purposes of calculating the fee only. This amount assumes the purchase of 15,000 units of limited partnership interest of the subject partnership for $68 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $163.20
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Form or Registration No.: Schedule TO
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Filing Party: Virginia Springs Limited Liability Company
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Date Filed: February 18, 2003
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                            TENDER OFFER STATEMENT

     This Amendment No. 3 amends the Tender Offer Statement filed on February 18, 2003 on Schedule TO and amended on March 13, 2003 and on March 21, 2003 of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003, the Supplement to Offer to Purchase dated March 13, 2003 and the Additional Supplement to Offer to Purchase dated March 21, 2003 (together, the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:
ITEM 12.  EXHIBITS.

     (a)(5) Second Additional Supplement to Offer to Purchase, dated April 23, 2003.

     (a)(6) Cover Letter, dated April 23, 2003, from the Purchaser to the Limited Partners.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2003      VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

                            By:  /s/ David Farahi
                            ---------------------
                                     David Farahi
                                     Manager



                                 Exhibit Index

     Exhibit No. Document

     (a)(5) Second Additional Supplement to Offer to Purchase, dated April 23, 2003.

     (a)(6) Cover Letter, dated April 23, 2003, from the Purchaser to the Limited Partners.

                                                                Exhibit (a)(5)

              SECOND ADDITIONAL SUPPLEMENT TO OFFER TO PURCHASE

     VIRGINIA SPRINGS LIMITED LIABILITY COMPANY IS OFFERING TO PURCHASE UP TO 15,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP, FOR $68.00 PER UNIT IN CASH.

     We will purchase up to 15,000 (approximately 8%) of the outstanding units of the limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered. Please be advised that we will pay for the units tendered to us within five days after the expiration date of this tender offer.

     Our offer and your withdrawal rights will expire at 12:00 midnight, New York City time, on May 21, 2003, unless we extend the deadline.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED FEBRUARY 18, 2003, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

     The paragraph entitled "THE OFFER" in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is amended and restated as follows:

     "THE OFFER. Subject to the terms hereof, we are offering to purchase from you 15,000 of the limited partnership units of RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., your partnership, for $68.00 per unit in cash. Our offer price of $68 per unit is less than the estimated liquidation value of your partnership as of December 31, 2002. In addition, should you tender your units to us you will be giving up future potential value from owning the units. However, by tendering now you obtain liquidity. See "Section 1. Terms of the Offer," "Section 9. Certain Information Concerning Your Partnership" and "Section 13. Background of the Offer.""

     The paragraph entitled "EXPIRATION DATE" in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is amended and restated as follows:

     "EXPIRATION DATE. Our offer expires on May 21, 2003, unless extended, and you can tender your units until our offer expires. See "Section 1. Terms of the Offer.""

     The paragraph entitled "WITHDRAWAL RIGHTS" in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is amended and restated as follows:

     "WITHDRAWAL RIGHTS. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after May 21, 2003 if we have not already accepted units for purchase and payment. See "Section 4. Withdrawal Rights.""

     The paragraph entitled "ESTIMATED LIQUIDATION VALUE MAY NOT PROPERLY REFLECT CURRENT MARKET VALUE" in the section of the Offer to Purchase entitled "RISK FACTORS" is amended and restated as follows:
     "We have estimated that the liquidation value of your partnership as of December 31, 2002 was $90.80 per unit. This estimate may not reflect the current market value of your partnership's one property. We did not undertake an independent analysis of the liquidation value of the partnership."

     The paragraph entitled "CONTROL OF YOUR PARTNERSHIP BY US" in the section of the Offer to Purchase entitled "RISK FACTORS" is amended and restated as follows:

     "Our affiliates currently beneficially own approximately 41.4% of the outstanding units. Should this tender offer be fully subscribed we, along with our affiliates, will control in excess of 49% of all the outstanding units and, therefore, will be in a position to influence the outcome of all voting decisions with respect to your partnership, including decisions on the removal of your general partner, amendments to the partnership's limited partnership agreement, the sale of the partnership's assets and the liquidation of your partnership."

     The paragraph entitled "CONFLICTS OF INTEREST RELATING TO FEES" in the section of the Offer to Purchase entitled "RISK FACTORS" is amended and restated as follows:

     "Because our affiliates receive fees for managing your partnership and its assets, a conflict of interest exists between continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership would result in a decrease or elimination of the substantial fees to which it is entitled for services provided to your partnership. Our affiliate currently acts as the general partner of your partnership. For acting in such a capacity, Maxum LLC was allocated an aggregate of $38,265 of taxable income for the year ended December 31, 2002."

     The first paragraph of the section of the Supplement to Offer to Purchase entitled "SECTION 1. TERMS OF THE OFFER" is amended and restated as follows:

     "SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of this offer, we will accept and thereby purchase up to 15,000 units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in Section 4 of this
offer to purchase.   For purposes of this offer, the term "expiration date"
means 12:00 Midnight, New York City time, on May 21, 2003, unless we have extended the period of time during which the offer, as extended by us, expires. See Section 5 of this offer to purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate our offer. We will pay for the units tendered within five days after the expiration date of the tender offer."

     The first paragraph of the section of the Offer to Purchase entitled "SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS" is amended and restated as follows:

     "SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If the number of units validly tendered on or before the expiration date and not properly withdrawn is 15,000 or less, we will accept for payment, subject to the terms and conditions of the offer, all units so tendered. If more than 15,000 units are validly tendered on or prior to the expiration date and not properly withdrawn, we will accept for payment an aggregate of 15,000 units so tendered on a pro rata basis according to the number of units validly tendered by each limited partner with appropriate adjustments to avoid purchases of fractional units."

     The paragraph entitled "SELECTED FINANCIAL DATA" of the section of the Offer to Purchase entitled "SECTION 9. CERTAIN INFORMATION CONCERNING YOUR PARTNERSHIP" is amended by replacing the introductory sentence with "The following is a summary of certain financial data for your partnership for the periods indicated. The summary financial information for your partnership for the years ended 2002, 2001, 2000 and 1999 is based on audited financial statements.";

and by adding the following to the initial table therein:

                           SELECTED FINANCIAL DATA

                                     FISCAL YEAR ENDED
                                        DECEMBER 31,
                                           2002
                                     -----------------
Mortgage Loan Interest Income               $1,705,231
Short-Term Investment Interest                 107,962
Proceeds from Settlement                     9,000,000
Other Income                                     4,600
Total Revenues                              10,817,793
(Recovery of) Loan Losses, Net                      -
Total Expenses                              (2,229,138)
Net Income                                   8,588,655
Net Income Per Unit from Operations                  7.94
Net Income Per Unit from Settlement                 37.56


and by deleting in its entirety the selected financial data for the nine months ended September 30, 2001 and 2000;

and by adding the following to the tables entitled "BALANCE SHEET DATA" and "STATEMENT OF CASH FLOWS DATA" therein:
                                       December 31,
                                           2002
Balance Sheet Data:
  Total Assets                          $18,192,141
  Total Liabilities                          52,181
Partners' Equity
(187,919 units Outstanding)              18,139,960

Statements of Cash Flow Data:
  Cash and Cash Equivalents            $  2,182,922
  Net Cash provided by Operating
     Activities                           8,486,825


     The section of the Offer to Purchase entitled "SECTION 12. SOURCE OF FUNDS" is amended and restated as follows:
     "SECTION 12. SOURCE OF FUNDS. Approximately $1,020,000 exclusive of fees and expenses, will be required to purchase all 15,000 of the units. We currently have approximately $1,100,000 in available funds to pay for the units. Our other assets are the units of the partnership which we already own and a real estate property located in Reno, Nevada. We have no liabilities. Therefore, we are able to fulfill each of the financial obligations with respect to this tender offer."

     The section of the Offer to Purchase entitled "SECTION 13. BACKGROUND OF THE OFFER" is amended and restated as follows:

     "SECTION 13. BACKGROUND OF THE OFFER. We are offering to purchase units which are a relatively illiquid investment and which do not presently generate current income. We are not offering to purchase your partnership's underlying assets. Consequently, we do not believe that the underlying asset value of your partnership is determinative in arriving at the purchase price. Nevertheless, as set forth below, we have determined an estimated liquidation value for your partnership as of December 31, 2002.

     We valued your partnership's mortgage loan at $15,979,355, the value of the mortgage loan on your partnership's December 31, 2002 balance sheet. This value represented the outstanding balance on the mortgage loan at December 31, 1996. As a result of a 1997 evaluation by your former managing general partner of the value of the property securing the mortgage loan, your partnership has not accrued any interest on the mortgage loan since January 1, 1997. If the full amount of interest had been accrued, as of December 31, 2002 the mortgage loan would have a value of $26,062,593. As discussed under "Section 9.
Certain Information Concerning Your Partnership - Your Partnership's Current Investments," the borrower advised your partnership that it believed that the value of its property had increased since the beginning of 1997. Thus the value of your partnership's mortgage loan at December 31, 2002 may have exceeded the value we used in our estimate.

     To determine the estimated liquidation value of your partnership as of December 31, 2002, we added to the value we attributed to your partnership's mortgage loan the net unencumbered cash of your partnership at December 31, 2002 ($2,182,922) and improvements to the property ($29,864) and deducted the partnership's liabilities of $52,181, and $639,000, or 4% of the value of the mortgage loan, as an estimated reserve to cover disposition of the mortgage loan and wind up your partnership. The resulting estimated liquidation value of your partnership is $17,500,960, or $90.80 per unit based upon the share of proceeds that limited partners are entitled to receive.

     The following chart summarizes our determination of the estimated liquidation value of your partnership at December 31, 2002:

Estimated Value of Mortgage Investment                     $15,979,355
Unencumbered Cash Reserves as of December 31, 2002           2,182,922
Improvements                                                    29,864
   Less:  Liabilities                                          (52,181)
                                                           -----------
Total Equity                                               $18,139,960
   Less:  Liquidation Costs                                   (639,000)
                                                           -----------
97.5% of Total Equity to Limited Partners                   $17,063436
Per Unit Liquidation Value                                         $90.80

     We believe that the above methodology is an appropriate method for determining the liquidation value of your partnership's assets as of December 31, 2002. The utilization of different valuation methods or assumptions also could be appropriate. In this regard, you should understand that other appropriate valuation methods could yield a higher value.

     The purchase price, which is less than the estimated liquidation value, represents the price at which we are willing to purchase the units. No independent person has been retained to evaluate or render any opinion on the fairness of the offer price and no representation is made by us, or the general partner of your partnership, as to the fairness of our offer. We did not, nor did the general partner of your partnership, attempt to obtain a current independent valuation or appraisal of your partnership's recently acquired real estate. You are urged to consider carefully all of the information contained herein and consult with your own advisors, tax, financial or otherwise, in evaluating the terms of our offer before deciding whether to tender your units.

     Secondary market sales activity for the units, including privately negotiated sales, has been limited. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of units) are the only means available known to us for a limited partner to liquidate an investment in units because the units are not listed or traded on any exchange or quoted on any Nasdaq list or system. According to Partnership Spectrum, an independent third party industry publication, between December 1, 2001 and November 30, 2002, there were 50 reported trades in the secondary market (for a total of 2,334 units) which were made at between a high of $120 per unit and a low of $70 per unit, with a weighted average price of approximately $105.37 per unit. These prices do not take into account commissions and other transactional costs which sellers of units may be required to pay (which typically range between $250 and $400). The majority of these sales of units in the secondary market occurred prior to either the first or both distributions of the settlement from the litigation described in the section of this document entitled "Section 9. Certain Information Concerning Your Partnership - Litigation."

     Your partnership is making no recommendation as to whether limited partners should tender their units.


     If you desire to accept the offer and have not yet completed the blue Letter of Transmittal previously sent to you, please complete the Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.

                                                                Exhibit (a)(6)



                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 West Moana Lane
                                   Suite 200
                              Reno, Nevada 89509

                                April 23, 2003

                          OFFER TO PURCHASE FOR CASH
                         LIMITED PARTNERSHIP UNITS OF
                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                         FOR $68.00 PER UNIT IN CASH


Dear Limited Partner:

     We have begun a tender offer to purchase limited partnership units of your partnership for $68.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, Supplement to Offer to Purchase, Additional Supplement to Offer to Purchase and Second Additional Supplement to Offer to Purchase, which set forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase and the Supplements thereto prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at 12:00 midnight, New York City time, on May 21, 2003, unless otherwise extended. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to our offer.

     Our offer provides you with liquidity; if we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

     As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon the factors described in the Offer to Purchase and the Supplements thereto.

     The general partner of your partnership is our affiliate. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner and another of its affiliates are entitled to receive fees for certain transactions involving the partnership and its assets.
     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal. You may complete and sign either the blue Letter to Transmittal you previously received from us or the white Letter of Transmittal included in this package. The signed acknowledgment and agreement and any other required documents should be sent to the Depositary, American Stock Transfer & Trust Company, prior to the expiration of our offer. The addresses for the Depositary are 59 Maiden Lane, New York, New York 10038 or by overnight courier service or by hand at 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - RAM 2.

     If you have any questions or require further information, please call our Information Agent, MacKenzie Partners, Inc. toll free, at (800) 322-2885.


                                    Very truly yours,


                                    VIRGINIA SPRINGS
                                    LIMITED LIABILITY COMPANY